UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 25, 2010

NTS MORTGAGE INCOME FUND

(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223

(Address of principal executive offices)

(502) 426-4800

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

In anticipation of the expiration on June 30, 2010 of that certain Services and Development Agreement dated as of January 1, 2009 between NTS Mortgage Income Fund (the "Fund") and Residential Management Company, a Kentucky corporation ("Residential")(as amended pursuant to that certain First Amendment to Services and Development Agreement dated as of December 31, 2009 between the Fund and Residential, and as later amended pursuant to that certain Second Amendment to Services and Development Agreement dated as of March 31, 2009 between the Fund and Residential)(collectively, the "Agreement"), on June 25, 2010 Fund and Residential entered into a Third Amendment to Services and Development Agreement dated of June 30, 2010 ("Third Amendment"). The Third Amendment extends the term of the Services and Development Agreement ("Agreement") from June 30, 2010 until September 30, 2010. The Agreement superseded and replaced all of the Fund's previous property management agreements except for the Advisory Agreement between the Fund and NTS Advisory Corporation, which continues to remain in effect. Other than extending the term of the Agreement, the Third Amendment does not modify any other provisions of the Agreement and the calculation of compensation and expense reimbursements to be received by NTS remains the same.

Also, on June 25, 2010, the Audit Committee of the Fund received a letter from Residential and NTS Development Company, a Kentucky corporation ("NTS"), containing Residential's and NTS' agreement to defer payment of amounts due them from the Fund evidenced by promissory notes, and to make advances to cover expenses of the Fund not otherwise evidenced by promissory notes as of June 25, 2010 through September 30, 2010. As of June 25, 2010, the Fund owed $5,163,261.30 to NTS and its affiliates. Unless Residential and NTS otherwise agree, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to PNC Bank, National Association. NTS and its affiliates most likely will require that the Fund and its subsidiaries execute promissory notes evidencing the obligation to repay the deferred amounts and the advances. Based on the Fund's current budget, it is unlikely that the Fund and its subsidiaries will generate sufficient revenue to repay the promissory notes in full on a timely basis. The Fund intends to seek an extension of the maturity date for the notes or refinance the unpaid balance prior to the current maturity. There can be no assurance that an acceptable extension or refinancing of the promissory notes will be achieved prior to maturity, or at all.

On June 25, 2010, NTS Mortgage Income Fund (the "Fund") and its wholly-owned subsidiaries NTS/Virginia Development Company ("NTS/Virginia") and NTS/Lake Forest II Residential Corporation ("NTS/Lake Forest") executed various Consolidated and Amended and Restated Promissory Notes dated as of June 10, 2010. These Consolidated and Amended and Restated Promissory Notes include the principal balances of previous promissory notes that were issued in favor of NTS Development Company and/or Residential Management Company and any additional advances or payoffs made in January – June 2010. The Consolidated and Amended and Restated Promissory Notes bear interest at 5.34%, have a maturity date of September 30, 2010, and otherwise contain substantially the same terms and conditions as the notes previously issued. These notes are as follows:

Maker	In Favor Of	Amount Due
NTS Mortgage Income Fund	NTS Development Company	$603,712.31
NTS Mortgage Income Fund	Residential Management Company	$1,662.00
NTS/Virginia Development Company	NTS Development Company	$97,047.80
NTS/Virginia Development Company	Residential Management Company	$3,832.728.90
NTS/Lake Forest II Residential Corp.	NTS Development Company	$4,059.09
NTS/Lake Forest II Residential Corp.	Residential Management Company	$123,190.41

In addition to the Consolidated and Amended and Restated Promissory Notes mentioned above, the Fund and NTS/Virginia executed an Amended and Restated Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010 in the principal amount of $325,450.25. The Amended and Restated Consolidated and Amended and Restated Promissory Note includes the principal balance of previous promissory notes that were issued in favor of NTS Financial Partnership and any additional advances or payoffs made in January – May 2010. The Amended and Restated Consolidated and Amended and Restated Promissory Note bears interest at 5.34%, has a maturity date of September 30, 2010, and otherwise contains substantially the same terms and conditions as the notes previously issued.

Orlando Lake Forest Joint Venture, a Florida joint venture (the "Joint Venture"), in which the Fund has a fifty percent (50%) ownership interest, executed two Consolidated and Amended and Restated Promissory Notes dated as of June 10, 2010. These Consolidated and Amended and Restated Promissory Notes include the principal balances of previous promissory notes that were issued in favor of NTS Development Company and/or Residential Management Company and any additional advances or payoffs made in January – June 2010. The Consolidated and Amended and Restated Promissory Notes bear interest at 5.34%, have a maturity date of September 30, 2010, and otherwise contain substantially the same terms and conditions as the notes previously issued. These notes are as follows:

Maker	In Favor Of	Amount Due
Orlando Lake Forest Joint Venture	NTS Development Company	$23,009.17
Orlando Lake Forest Joint Venture	Residential Management Company	$121,093.95

Based on the Fund's current budget, it is unlikely that the Fund and its subsidiaries will generate sufficient revenue to repay the promissory notes in full on a timely basis. The Fund intends to seek an extension on the maturity date of the notes or refinance the unpaid balance prior to the current maturity date. There can be no assurance that an acceptable extension or refinancing of the promissory notes will be achieved prior to maturity, or at all.

Copies of the newly executed documents and promissory notes are attached to this Current Report on Form 8-K as Exhibits 10.1 – 10.11 and are incorporated in their entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) <u>Exhibits</u>:
- 10.1 Third Amendment to Services and Development Agreement
- 10.2 Letter to the Audit Committee dated June 25, 2010
- 10.3 Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS Mortgage Income Fund payable to NTS Development Company
- 10.4 Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS Mortgage Income Fund payable to Residential Management Company
- 10.5 Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Virginia Development Company payable to NTS Development Company
- 10.6 Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Virginia Development Company payable to Residential Management Company
- 10.7 Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Lake Forest II Residential Corporation payable to NTS Development Company
- 10.8 Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Lake Forest II Residential Corporation payable to Residential Management Company
- 10.9 Amended and Restated Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Virginia Development Company payable to NTS Financial Partnership
- 10.10 Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by Orlando Lake Forest Joint Venture payable to NTS Development Company
- 10.11 Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by Orlando Lake Forest Joint Venture payable to Residential Management Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: */s/ Gregory A. Wells*

Name: Gregory A. Wells

Title: Secretary/Treasurer/Chief Financial Officer

Date: June 25, 2010

THIRD AMENDMENT TO

SERVICES AND DEVELOPMENT AGREEMENT

THIS THIRD AMENDMENT TO SERVICES AND DEVELOPMENT AGREEMENT (the "Agreement") is made and entered into as of the 30th day of June, 2010, by and between NTS MORTGAGE INCOME FUND, a Delaware corporation ("Fund"), and RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation ("Residential").

RECITALS

A.   Effective as of January 1, 2009, Fund and Residential entered into that certain Services and Development Agreement, as amended by that certain First Amendment to Services and Development Agreement dated as of December 31, 2009, and that Second Amendment to Services and Development Agreement dated as of March 31, 2010 (collectively, the "Agreement"), which provided that Residential would manage, develop and operate the Fund's real properties as set forth in the Agreement;

B.   The Term of the Agreement was extended until June 30, 2010;

C.   Fund and Residential now desire to further extend the Term of the Agreement through September 30, 2010, and to modify Section 2.2 thereof.

NOW, THEREFORE, in consideration of their mutual undertakings, **IT IS AGREED** by and between the parties hereto as follows:

1.   As of the date of this Third Amendment, the Term of the Agreement is hereby extended through September 30, 2010.

2.   Section 2.2 of the Agreement is hereby modified and amended to read as follows:

"Subject to Section 2.3 hereof, the term of this Agreement shall be
for a period commencing on the effective date hereof and ending
on September 30, 2010 (the "Term")."

3.   Section 2.3 of the Agreement is hereby amended and modified to read as follows:

"This Agreement may be renewed only by written agreement of
both parties on or before the expiration of the Term."

4.   This Third Amendment may be signed in multiple counterparts, and, when counterparts are executed by all parties, such counterparts shall be deemed an original instrument.

5.   The parties agree that except as expressly amended or modified above, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have entered into this Second Amendment to Services and Development Agreement as of the date first written above.

FUND:

NTS MORTGAGE INCOME FUND, a Delaware corporation



By: _____
Brian F. Lavin
President

RESIDENTIAL:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation



By: _____
Gregory A. Wells
Executive Vice President



10172 Linn Station Road
Louisville, KY 40223

June 25, 2010

To the Audit Committee of the Board of Directors of NTS Mortgage Income Fund (the "Audit Committee"):

NTS Development Company and Residential Management Company (collectively referred to herein as "NTS") agree to defer amounts owed to them by the NTS Mortgage Income Fund or its subsidiaries (the "Fund") as of June 25, 2010, and to permit any such amounts to accrue from the date of this agreement through September 30, 2010, other than as permitted by cash flows of the Fund. As of June 25, 2010, the Fund owed $5,163,261.30 to NTS and their affiliates.

NTS further agrees to advance to the Fund such monies as are reasonably necessary to cover any shortfalls for expenses incurred between June 25, 2010 and September 30, 2010, and for those expenses provided for in the Fund's 2010 Budget as approved by the Fund's Board of Directors through September 30, 2010. Unless NTS otherwise agrees, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to PNC Bank, National Association.

The terms of any deferrals or advances from NTS will be presented to the Audit Committee for prior approval and may be documented through a promissory note or notes from the Fund to NTS or their affiliates which shall mature on September 30, 2010. Any amounts so deferred or advanced by NTS shall accrue interest at the same rate as the NTS cost of funds rate which is currently 5.34%.

NTS has the financial ability to allow such deferrals and advances and will provide evidence of such upon reasonable request of the Audit Committee.

J.D. Nichols
Chairman of NTS Development Company
and Residential Management Company

Brian F. Lavin
President of NTS Development Company
and Residential Management Company

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$603,712.31

Louisville, Kentucky
June 10, 2010

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS MORTGAGE INCOME FUND**, a Delaware corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Consolidated and Amended and Restated Promissory Note dated February 1, 2010 made by Borrower payable to the order of Lender in the face principal amount of Four Hundred Eighty Seven Thousand One Hundred Dollars and Seventy Three Cents ($487,100.73), as amended pursuant to that certain First Amendment to Consolidated and Amended and Restated Promissory Note, dated as of March 31, 2010 between Borrower and Lender (collectively, "Note 2010-1"); and

(b) that certain Promissory Note dated April 10, 2010 made by Borrower payable to the order of Lender in the face principal amount of Eighty Eight Thousand Nine Hundred Fifty Two Dollars and Seventy Five Cents ($88,952.75) ("Note 2010-2"); and

(c) that certain Promissory Note dated May 10, 2010 made by Borrower payable to the order of Lender in the face principal amount of Fifteen Thousand Two Hundred Eighty Three Dollars and Forty Nine Cents ($15,283.49) ("Note 2010-3"); and

Note 2010-1, Note 2010-2 and Note 2010-3 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the month of June 2010 for payroll billings and overhead fees in the aggregate amount of Twelve Thousand Three Hundred Seventy Five Dollars and Thirty Four Cents ($12,375.34) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate

from time to time, the principal sum of SIX HUNDRED THREE THOUSAND SEVEN HUNDRED TWELVE DOLLARS AND THIRTY ONE CENTS ($603,712.31) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2010 until September 30, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)	Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)	The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)	Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)	A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)	Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.	Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an

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Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both

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the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title: President

BORROWER:

NTS MORTGAGE INCOME FUND,
a Delaware corporation



By: _____
Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$1,662.00

Louisville, Kentucky
June 10, 2010

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS MORTGAGE INCOME FUND**, a Delaware corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Promissory Note dated February 1, 2010 made by Borrower payable to the order of Lender in the face principal amount of One Thousand One Hundred Fifty Two Dollars and No Cents ($1,152.00), as amended pursuant to that certain First Amendment to Promissory Note, dated as of March 31, 2010 between Borrower and Lender (collectively, "Note 2010-1"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of January – June 2010 for payroll billings and overhead fees in the aggregate amount of Five Hundred Ten Dollars and No Cents ($510.00) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to amend and restate Note 2010-1 in its entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by Note 2010-1;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE THOUSAND SIX HUNDRED SIXTY TWO DOLLARS AND NO CENTS ($1,662.00) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2010 until September 30, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments

received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

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(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity.   The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder.   The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous.   All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail.   Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section.   No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power.   The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity.   No modification, amendment or waiver

3

of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

4

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title: President

BORROWER:

NTS MORTGAGE INCOME FUND,
a Delaware corporation



By: _____
Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$97,047.80   **Louisville, Kentucky**
June 10, 2010

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Consolidated and Amended and Restated Promissory Note dated February 1, 2010 made by Borrower payable to the order of Lender in the face principal amount of Fifty Nine Thousand Seven Hundred Forty Eight Dollars and Eighty Cents ($59,748.80), as amended pursuant to that certain First Amendment to Consolidated and Amended and Restated Promissory Note, dated as of March 31, 2010 between Borrower and Lender (collectively, "Note 2010-1"); and

(b) that certain Promissory Note dated April 10, 2010 made by Borrower payable to the order of Lender in the face principal amount of Twenty Four Thousand Eight Hundred Fifty Six Dollars and No Cents ($24,856.00) ("Note 2010-2"); and

Note 2010-1 and Note 2010-2 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of May – June 2010 for payroll billing and overhead fees in the aggregate amount of Twelve Thousand Four Hundred Forty Three Dollars and No Cents ($12,443.00) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of NINETY SEVEN THOUSAND FORTY SEVEN DOLLARS AND EIGHTY CENTS ($97,047.80) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below;

1. Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2. Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2010 until September 30, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3. Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i) Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii) The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and,

in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction**

4

contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By:
Name: Brian F. Lavin
Title: President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By:
Name: Gregory A. Wells
Title: Executive Vice President

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$3,832,728.90

Louisville, Kentucky
June 10, 2010

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Consolidated and Amended and Restated Promissory Note dated February 1, 2010 made by Borrower payable to the order of Lender in the face principal amount of Three Million Seventy Four Thousand Four Hundred Seventeen Dollars and Seventy Nine Cents ($3,074,417.79), as amended pursuant to that certain First Amendment to Consolidated and Amended and Restated Promissory Note, dated as of March 31, 2010 between Borrower and Lender (collectively "Note 2010-1"); and

(b) that certain Promissory Note dated April 10, 2010 made by Borrower payable to the order of Lender in the face principal amount of Four Hundred Three Thousand One Hundred Seventy Three Dollars and Ninety Three Cents ($403,173.93) ("Note 2010-2"); and

(c) that certain Promissory Note dated May 10, 2010 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Sixty Two Thousand Two Hundred Ninety Five Dollars and Thirty Three Cents ($162,295.33) ("Note 2010-3"); and

Note 2010-1, Note 2010-2 and Note 2010-3 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the month of June 2010 for payroll billings and overhead fees in the aggregate amount of One Hundred Ninety Two Thousand Eight Hundred Forty One Dollars and Eighty Five Cents ($192,841.85) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate

from time to time, the principal sum of THREE MILLION EIGHT HUNDRED THIRTY TWO THOUSAND SEVEN HUNDRED TWENTY EIGHT DOLLARS AND NINETY CENTS ($3,832,728.90) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2010 until September 30, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an

3

Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both

4

the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation



By: _____
Name: Brian F. Lavin
Title: President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation



By: _____
Name: Gregory A. Wells
Title: Executive Vice President

5

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$4,059.09

Louisville, Kentucky
June 10, 2010

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Promissory Note dated February 1, 2010 made by Borrower payable to the order of Lender in the face principal amount of Three Thousand Two Hundred Thirty Seven Dollars and Two Cents ($3,237.02), as amended pursuant to that certain First Amendment to Promissory Note, dated as of March 31, 2010 between Borrower and Lender (collectively, "Note 2010-1"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of January – June 2010 for payroll billings and overhead fees in the aggregate amount of Eight Hundred Twenty Two Dollars and Seven Cents ($822.07) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to amend and restate Note 2010-1 in its entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by Note 2010-1;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of FOUR THOUSAND FIFTY NINE DOLLARS AND NINE CENTS ($4,059.09) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2010 until September 30, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments

received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3. Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i) Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii) The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii) Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv) A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

2

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver

of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located,** excluding its conflict of laws rules. The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

4

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation



By: _____

Name: Brian F. Lavin

Title: President

BORROWER:

NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation



By: _____

Name: Gregory A. Wells

Title: Executive Vice President

5

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$123,190.41   **Louisville, Kentucky**
                                                             June 10, 2010

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Consolidated and Amended and Restated Promissory Note dated February 1, 2010 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Eighteen Thousand Five Hundred Forty Two Dollars and Sixty Six Cents ($118,542.66), as amended pursuant to that certain First Amendment to Consolidated and Amended and Restated Promissory Note, dated as of March 31, 2010 between Borrower and Lender (collectively, "Note 2010-1"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of January – June 2010 for payroll billings and overhead fees in the aggregate amount of Four Thousand Six Hundred Forty Seven Dollars and Seventy Five Cents ($4,647.75) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to amend and restate Note 2010-1 in its entirety hereunder and to include the amount of the Advances in the principal due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by Note 2010-1;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE HUNDRED TWENTY THREE THOUSAND ONE HUNDRED NINETY DOLLARS AND FORTY ONE CENTS ($123,190.41) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2010 until September 30, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

2

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity.   The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous.   All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail.   Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth

3

above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

4

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation



By: _____

Name: Brian F. Lavin

Title: President

BORROWER:

NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation



By: _____

Name: Gregory A. Wells

Title: Executive Vice President

<u>AMENDED AND RESTATED</u>
<u>CONSOLIDATED AND AMEMDED AND RESTATED</u>
<u>PROMISSORY NOTE</u>

$325,450.25   Louisville, Kentucky
                                                                    June 10, 2010

WHEREAS, **NTS FINANCIAL PARTNERSHIP**, a Kentucky general partnership having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Consolidated and Amended and Restated Promissory Note dated February 1, 2010 made by Borrower payable to the order of Lender in the face principal amount of Six Hundred Sixty Three Thousand Four Hundred Fifty Dollars and Twenty Five Cents ($663,450.25), as amended pursuant to that certain First Amendment to Consolidated and Amended and Restated Promissory Note, dated as of March 31, 2010 between Borrower and Lender (collectively, "Note 2010-1"); and

WHEREAS, the Borrower has made certain paydowns during the months of January – May 2010, in an aggregate amount of Three Hundred Thirty Eight Thousand Dollars and No Cents ($338,000.00) (the "Paydowns") due to the Lender; and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to amend and restate Note 2010-1 in its entirety hereunder and to reduce the principal balance due under Note 2010-1 by the Paydowns in this Amended and Restated Consolidated and Amended and Restated Promissory Note, which amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by Note 2010-1;

NOW THEREFORE, Borrower makes and grants to Lender this Amended and Restated Consolidated and Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of THREE HUNDRED TWENTY FIVE THOUSAND FOUR HUNDRED FIFTY DOLLARS AND TWENTY FIVE ($325,450.25) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   <u>Interest Rate</u>. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2010 until September 30, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition

2

of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

          (v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

        6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

        7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power

arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

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WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.


LENDER:

NTS FINANCIAL PARTNERSHIP,
a Kentucky general partnership

By:
Name: Brian F. Lavin
Title: President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By:
Name: Gregory A. Wells
Title: Executive Vice President


CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$23,009.17

Louisville, Kentucky
June 10, 2010

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Amended and Restated Promissory Note dated February 1, 2010 made by Borrower payable to the order of Lender in the face principal amount of Twenty One Thousand Four Hundred Thirty Three Dollars and Seventeen Cents ($21,433.17), as amended pursuant to that certain First Amendment to Amended and Restated Promissory Note, dated as of March 31, 2010 between Borrower and Lender (collectively, "Note 2010-1"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of January – June 2010 for payroll billings and overhead fees in the aggregate amount of One Thousand Five Hundred Seventy Six Dollars and No Cents ($1,576.00) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to amend and restate Note 2010-1 in its entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by Note 2010-1;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of TWENTY THREE THOUSAND NINE DOLLARS AND SEVENTEEN CENTS ($23,009.17) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.	Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2010 until September 30, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.	Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.	Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.	Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

	(i)	Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

	(ii)	The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

	(iii)	Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

	(iv)	A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition

2

of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power

arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

4

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By:
Name: Brian F. Lavin
Title: President

BORROWER:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture

By: Orlando Lake Forest, Inc., its Managing General Partner

By:
Name: Gregory A. Wells
Title: Executive Vice President

5

CONSOLIDATED AND AMENDED
AND RESTATED
PROMISSORY NOTE

$121,093.95

Louisville, Kentucky
June 10, 2010

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Consolidated and Amended and Restated Promissory Note dated February 1, 2010 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Four Thousand Five Hundred Sixty Five Dollars and Forty One Cents ($104,565.41), as amended pursuant to that certain First Amendment to Consolidated and Amended and Restated Promissory Note, dated as of March 31, 2010 between Borrower and Lender (collectively, "Note 2010-1"); and

(b) that certain Promissory Note dated April 10, 2010 made by Borrower payable to the order of Lender in the face principal amount of Ten Thousand Two Hundred Thirty Three Dollars and Thirty Three Cents ($10,233.33) ("Note 2010-2"); and

Note 2010-1 and Note 2010-2 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of May – June 2010 for payroll billings and overhead fees in the aggregate amount of Six Thousand Two Hundred Ninety Five Dollars and Twenty One Cents ($6,295.21) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate, amend and restate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated and Amended and Restated Promissory Note, which consolidation, amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated and Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE HUNDRED TWENTY ONE THOUSAND NINETY THREE DOLLARS AND NINETY FIVE CENTS ($121,093.95) (the "Loan"),

together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning July 1, 2010 until September 30, 2010 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

2

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

3

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   Waiver of Jury Trial. **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction**

4

contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation

By:
Name: Brian F. Lavin
Title: President

BORROWER:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture

By: Orlando Lake Forest, Inc., its Managing
        General Partner

By:
Name: Gregory A. Wells
Title: Executive Vice President